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As filed with the U.S. Securities and Exchange Commission on March 11, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

E.ON AG
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

E.ON North America, Inc.
405 Lexington Avenue
New York, NY 10174
United States of America
(212) 557-5188
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

                ☐    immediately upon filing
                 ☒    on March 28, 2005 at 4:30 p.m.

        If a separate registration statement has been filed to register the deposited shares, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-third of one ordinary share of E.ON AG	1,000,000	$0.05	$50,000	$5.88

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

        Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-7650.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (4), (12) and (13)
	(iii)	Collection and distribution of dividends	Paragraphs (10), (11), and (12)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (8), (10) and (13)
	(v)	Sale or exercise of rights	Paragraph (11)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (2)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (3), (4), (6) and (7)
	(x)	Limitation upon the liability of the Depositary	Paragraph (15)
(3)	Fees and Charges		Paragraph (9)

Item 2.    AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(b)	Statement that E.ON AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission — and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (10)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(1)	Deposit Agreement. Deposit Agreement dated as of October 7, 1997 among E.ON AG (formerly known as VEBA Aktiengesellschaft) (the "Company"), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as Exhibit (a) to Registration Statement on Form F-6 (333-7650) filed with the Securities and Exchange Commission, which is incorporated herein by reference.
(a)(2)	Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement, including the form of ADR, is filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.    UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 10, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, E.ON AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2005.

E.ON AG
By:	/s/ DR. ERHARD SCHIPPOREIT Name: Dr. Erhard Schipporeit Title: Chief Financial Officer
By:	/s/ HANS GISBERT ULMKE Name: Hans Gisbert Ulmke Title: Executive Vice President

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Wulf-H. Bernotat his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of March 10, 2005.

Signatures	Title

/s/ DR. WULF-H. BERNOTAT Dr. Wulf-H. Bernotat	Chairman of the Board of Management and Chief Executive Officer
Dr. Burckhard Bergmann	Member of the Management Board
/s/ DR. HANS MICHAEL GAUL Dr. Hans Michael Gaul	Member of the Management Board
/s/ DR. MANFRED KRÜPER Dr. Manfred Krüper	Member of the Management Board
/s/ DR. ERHARD SCHIPPOREIT Dr. Erhard Schipporeit	Member of the Management Board and Chief Financial Officer
/s/ DR. JOHANNES TEYSSEN Dr. Johannes Teyssen	Member of the Management Board
/s/ GEORG BUDENWENDER Georg Budenwender	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of Amendment No. 1 to Deposit Agreement
(d)	Opinion of Counsel to the Depositary
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
  Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
  Item 2. AVAILABLE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 3. EXHIBITS
  Item 4. UNDERTAKINGS
SIGNATURE
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS